SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No   X

VIVO PARTICIPAÇÕES S.A.
Publicly-held Corporation
CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Participações”) informs that, with respect to the Notice of Material Fact dated August 2nd, 2007,  in which Vivo Participações informed that the share purchase agreement with Telpart Participações S.A. (“Telpart”), for the acquisition of the control of Telemig Celular Participações S.A. (“Telemig Participações”), and Tele Norte Celular Participações S.A. (“Tele Norte Participações”), and to the Notice of Material Fact dated December 21, 2007, in which it was noticed to the market the execution of the agreement with Tele Norte Leste S.A., in order to sell the shares of Tele Norte Participações that Telpart undertook to sell and transfer to Vivo Participações, that:

According to Act nº 1.261, dated as of March 05, 2008, published on DOU on March 7, 2008, Anatel has granted its consent for the transfer of shares of Tele Norte Participações to Vivo Participações and the subsequent consent for the transfer of the same shares to Tele Norte Leste S.A. Considering that Anatel has approved the transfer of control of Telemig to Vivo Participações in October of 2007, as previously informed, the parties intend to complete the transfer of control of Telemig Participações to Vivo Participações, and of Tele Norte Participações to Tele Norte Leste S.A., once other conditions precedent stated in the respective agreements are accomplished.

São Paulo, March 10, 2008

Ernesto Gardelliano

Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.